Exhibit 99.1

GERDAU
Shape the future

QUARTERLY RESULTS

GERDAU S.A.

2Q20

KEY MEASURES ADOPTED BY THE COMPANY

•	We are closely following all guidance for preventing the spread of Covid-19 issued by the health authorities in the countries where we operate. As such, we have adopted a series of measures to mitigate infection risk in workplaces, such as working from home, creating crisis committees and cancelling all domestic and international travel and participation in external events, just to cite a few.

•	At all our units, if needed, we are opting for collective leave and shorter work shifts for our employees.

•	We also intensified hygiene measures at units, adopted flexible meal times, expanded the supply of chartered transportation and implemented triage protocols at plant entry points, among other measures.

•	On a daily basis, employees who must be physically present at Gerdau units follow the mandatory standard hygiene procedure and undergo a clinical evaluation that includes temperature measurement and answering a questionnaire.

•	Expansion of the + Care Program, which offers online psychological support, and of the telemedicine channels.

•	In 30 days, we delivered, jointly with our partners and setting a new record time for the construction of a hospital in Brazil, the new Covid-19 Treatment Center, which was built as an annex to Independência Hospital in Porto Alegre, Rio Grande do Sul.

•	Donation of funds to the recyclable material collectors of the Bolsa Reciclagem Program to support the association of recyclable material collectors in Minas Gerais state.

•	Development, in partnership with the startup Monkey, of a platform for suppliers to receive in advance payments from Gerdau in a fast and easy way, at attractive costs, to support them during the pandemic.

•	For information on other measures, please visit the Company’s website.

São Paulo, August 5, 2020 – Gerdau S.A. (B3: GGBR4 / NYSE: GGB) announces its results for the second quarter of 2020. The consolidated financial statements of the Company are presented in Brazilian real (R$), in accordance with International Financial Reporting Standards (IFRS) and the accounting practices adopted in Brazil. The information in this report does not include the data of associates and jointly controlled entities, except where stated otherwise.

GERDAU’S PERFORMANCE IN 2Q20

Operating Results

CONSOLIDATED	2Q20	2Q19	∆	1Q20	∆	6M20	6M19	∆
Volumes (1,000 tonnes)
Production of crude steel	2,433	3,425	-29%	3,188	-24%	5,620	6,768	-17%
Shipments of steel	2,365	2,972	-20%	2,691	-12%	5,055	5,957	-15%
Results (R$ million)
Net Sales	8,745	10,154	-14%	9,228	-5%	17,972	20,180	-11%
Cost of Goods Sold	(8,027)	(8,881)	-10%	(8,372)	-4%	(16,399)	(17,638)	-7%
Gross profit	718	1,273	-44%	855	-16%	1,574	2,542	-38%
Gross margin (%)	8.2%	12.5%		9.3%		8.8%	12.6%
SG&A	(306)	(352)	-13%	(370)	-17%	(677)	(713)	-5%
Selling expenses	(97)	(120)	-19%	(120)	-19%	(217)	(243)	-11%
General and administrative expenses	(209)	(232)	-10%	(250)	-16%	(460)	(471)	-2%
%SG&A/Net Sales	3.5%	3.5%		4.0%		3.8%	3.5%
Adjusted EBITDA	1,318	1,574	-16.2%	1,177	12.0%	2,495	3,131	-20.3%
Adjusted EBITDA Margin	15.1%	15.5%		12.8%		13.9%	15.5%

Production and Shipments

In 2Q20 compared to both 1Q20 and 2Q19, crude steel production decreased due to the stoppages at the Company’s mills, as mentioned in the material fact notices disclosed to the market. The stoppages were carried out due to the Covid-19 pandemic and its impacts on businesses.

Steel shipments in 2Q20 declined in relation to both 1Q20 and 2Q19, due to the lower shipments at all business divisions, with the exception of the Brazil BD, which registered an increase in shipments compared to 1Q20.

Operating Result

The reductions in net sales and in consolidated cost of goods sold in 2Q20 in relation to 1Q20 is mainly due to the lower shipments.

Consolidate gross profit and gross margin decreased in relation to 1Q20, mainly due to the impacts from the costs with the stoppages at mills during the quarter. Meanwhile, in relation to 2Q19, gross profit and gross margin decreased, basically due to the decline in net sales outpacing the decline in cost of goods sold. In the same comparison period, cost per tonne sold increased by 14%, compared to the increase of 8% in net sales per tonne sold.

Selling, general and administrative expenses decreased in 2Q20 in relation to both 1Q20 and 2Q19, due to the measures adopted by the Company to reduce costs and expenses given the effects of the Covid-19 pandemic and despite the adverse effect from exchange variation. As a ratio of net sales, selling, general and administrative expenses were 3.5% in 2Q20, in line with 2Q19.

Breakdown of Consolidated EBITDA (R$ million)	2Q20	2Q19	∆	1Q20	∆	6M20	6M19	∆
Net income	315	373	-15%	221	43%	537	825	-35%
Net financial result	330	300	10%	232	43%	561	675	-17%
Provision for income and social contribution taxes	131	252	-48%	21	528%	151	415	-64%
Depreciation and amortization	611	527	16%	557	10%	1,168	1,033	13%
EBITDA - Instruction CVM ¹	1,387	1,452	-4%	1,030	35%	2,417	2,948	-18%
Impairment of financial assets	25	2	1192%	43	-41%	69	8	762%
Equity in earnings of unconsolidated companies	4	39	-89%	(10)	-139%	(6)	24	-126%
Proportional EBITDA of associated companies and jointly controlled entities	91	81	12%	114	-20%	204	151	35%
Fixed cost of plants without production	119	-	-	-	-	119	-	-
Credit recovery / Provisions	(308)	-	-	-	-	(308)	-	-
Adjusted EBITDA²	1,318	1,574	-16.2%	1,177	12.0%	2,495	3,131	-20.3%
Adjusted EBITDA Margin	15.1%	15.5%		12.8%		13.9%	15.5%

CONCILIATION OF CONSOLIDATED EBITDA (R$ million)	2Q20	2Q19	1Q20	6M20	6M19
EBITDA - Instruction CVM ¹	1,387	1,452	1,030	2,417	2,948
Depreciation and amortization	(611)	(527)	(557)	(1,168)	(1,033)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES³	776	925	474	1,249	1,915

1 - Non-accounting measure calculated in accordance with CVM Instruction 527.

2 - Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.

3 - Accounting measure reported in the consolidated Income Statement.

Adjusted EBITDA and adjusted EBITDA margin increased in 2Q20 compared to 1Q20, mainly due to the higher shipments at the Brazil BD. In addition, adjusted EBITDA is reported with the elimination of the non-recurring effects of the fixed costs of plants without production, net of credit recovery / Provisions in the quarter.

In relation to 2Q19, adjusted EBITDA and adjusted EBITDA margin accompanied the decline in gross profit, after the elimination of non-recurring effects in this indicator, as explained above.

EBITDA (R$ million) and EBITDA Margin (%)

Financial Result and Net Income

CONSOLIDATED (R$ million)	2Q20	2Q19	∆	1Q20	∆	6M20	6M19	∆
Income before financial income expenses and taxes¹	776	925	-16%	473	64%	1,249	1,915	-35%
Financial Result	(330)	(300)	10%	(232)	43%	(561)	(675)	-17%
Financial income	51	48	6%	46	10%	97	89	9%
Financial expenses	(390)	(353)	11%	(325)	20%	(715)	(698)	2%
Exchange variation, net (including net investment hedge)	29	27	11%	(56)	-	(26)	(22)	22%
Exchange variation (other currencies)	(20)	(15)	38%	103	-	83	(37)	-
Gains (losses) on financial instruments, net	0	(7)	-	1	-	1	(7)	-
Income before taxes¹	446	625	-29%	242	84%	688	1,240	-45%
Income and social contribution taxes	(131)	(252)	-48%	(21)	528%	(151)	(415)	-64%
Exchange variation including net investment hedge	19	(42)	-	80	-76%	99	(21)	-
Other lines	(85)	(211)	-59%	(101)	-15%	(186)	(394)	-53%
Non-recurring items	(64)	-	-	-	-	(64)	-	-
Consolidated Net Income ¹	315	373	-15%	221	43%	537	825	-35%
Non-recurring items	(124)	-	-	-	-	(124)	-	-
Fixed costs of plants without production	119	-	-	-	-	119	-	-
Credit recovery / Provisions	(308)	-	-	-	-	(308)	-	-
Income taxon extraordinary items	64	-	-	-	-	64	-	-
Consolidated Adjusted Net Income²	191	373	-48.7%	221	-13.7%	412	825	-50.0%

1 - Accounting measure disclosed in the consolidated Income Statement.
2 - Non-accounting measure calculated by the Company to show net profit adjusted by non-recurring events that influenced the result.

In 2Q20 compared to 1Q20 and 2Q19, the variation in the financial result was basically due to the effects from exchange variation.

Adjusted net profit decreased in 2Q20 compared to 1Q20 and 2Q19, due to the lower gross profit, which was mitigated by the reduction in selling, general and administrative expenses.

Dividends

The Company’s Board of Directors opted not to anticipate the payment of dividends for 2Q20, due to the uncertainties caused by the effects from Covid-19 on the result for fiscal year 2020, in line with the other initiatives to ensure liquidity. We reiterate that the Company’s dividend policy remains unchanged with the distribution of 30% of adjusted net profit for the fiscal year, with its anticipation discretionary.

Working Capital and Cash Conversion Cycle

The cash conversion cycle (working capital divided by daily net sales in the quarter) went from 83 days in March 2020 to 95 days in June 2020, affected by the reduction in net sales and by exchange variation in the period.

Working Capital (R$ million) and Cash Conversion Cycle (days)

Financial liabilities

Debt composition (R$ million)	03.31.2020	12.31.2019	03.31.2019
Short Term	3,659	1,562	2,939
Long Term	16,370	14,488	12,054
Gross Debt	20,029	16,050	14,993
Cash, cash equivalents and short-term investments	5,979	6,295	2,532
Net Debt	14,051	9,755	12,461

On June 30, 2020, gross debt was 18.4% short term and 81.6% long term. Broken down by currency, 14.4% of gross debt was denominated in Brazilian real, 85.5% in U.S. dollar and 0.1% in other currencies.

On June 30, 2020, 53% of cash was denominated in U.S. dollar.

The evolution in key debt indicators is shown below:

Indicators	03.31.2020		12.31.2019		03.31.2019
Gross debt / Total capitalization ¹	40%		37%		36%
Net debt² (R$) / EBITDA ³ (R$)	2.55	x	1.67	x	1.81	x

1 - Total capitalization = shareholders' equity + gross debt - debt interest
2 – Net debt = gross debt – interest on debt – cash, cash equivalents and financial investments.
3 – Adjusted EBITDA in the last 12 months.

The increase in the net debt/EBITDA ratio from 2.55x on March 31, 2020 to 2.78x on June 30, 2020 is explained mainly by the exchange variation in the period.

Payment schedule of gross debt (non-current)

On June 30, 2020, the nominal weighted average cost of gross debt was 4.7%, or 2.3% for the portion denominated in Brazilian real, 5.6% plus exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil, and 3.9% for the portion contracted by subsidiaries abroad. On June 30, 2020, the average gross debt term was 7.2 years, with the debt maturity schedule well balanced and distributed over the coming years.

Investments

Capital expenditure amounted to R$ 271 million in 2Q20, with R$ 144 million allocated to general maintenance, R$ 43 million to maintenance of the Ouro Branco Mill and R$ 84 million to technological expansion and modernization. Of the total amount invested in the quarter, 45.5% was allocated to the Brazil BD, 18.1% to the Special Steel BD, 31.1% to the South America BD and 5.3% to the North America BD.

The Company’s investment plan for 2020, which recently was revised due to uncertainties given the effects of Covid-19, is R$ 1.6 billion. Accordingly, the capital expenditure estimate for the period 2019-21 was decreased to R$ 6 billion.

The investments in technological expansion and modernization will be made as expectations for the market’s recovery and for free cash flow generation in the period are confirmed.

Free Cash Flow

Free cash flow in 2Q20 was positive, which represents a recovery in relation to 1Q20, due to the various efforts to ensure the Company’s financial liquidity. Note that in the last 12 months the Company registered positive free cash flow in excess of R$ 3.9 billion, reinforcing its liquidity position.

Free Cash Flow (R$ million)

Free Cash Flow - Quarterly (R$ million)

PERFORMANCE BY BUSINESS DIVISION (BD)

The information in this report is divided into four Business Divisions (BD) in accordance with Gerdau’s corporate governance, as follows:

•	Brazil BD (Brazil Business Division) – includes the operations in Brazil (except special steel) and the iron ore operation in Brazil;

•	North America BD (North America Business Division) – includes all operations in North America (Canada, United States and Mexico), except special steel, as well as the jointly controlled entities and associate company, both located in Mexico;

•	South America BD (South America Business Division) – includes all operations in South America (Argentina, Peru, Uruguay and Venezuela), except the operations in Brazil, and the jointly controlled entities in the Dominican Republic and Colombia;

•	Special Steel BD (Special Steel Business Division) – includes the special steel operations in Brazil and the United States.

NET SALES

EBITDA & EBITDA MARGIN

BRAZIL BD

BRAZIL BD	2Q20	2Q19	∆	1Q20	∆	6M20	6M19	∆
Volumes (1,000 tonnes)
Production of crude steel	1,135	1,626	-30%	1,239	-8%	2,374	3,045	-22%
Shipments of steel	1,169	1,343	-13%	1,117	5%	2,287	2,701	-15%
Domestic Market	930	985	-6%	940	-1%	1,870	1,924	-3%
Exports	239	359	-33%	178	34%	417	777	-46%
Shipments of long steel	836	961	-13%	761	10%	1,598	2,002	-20%
Domestic Market	635	658	-3%	611	4%	1,247	1,299	-4%
Exports	201	304	-34%	150	34%	351	704	-50%
Shipments of flat steel	333	382	-13%	356	-6%	689	698	-1%
Domestic Market	295	327	-10%	328	-10%	624	625	0%
Exports	38	55	-31%	28	37%	66	73	-11%
Results (R$ million)
Net Sales¹	3,561	4,018	-11%	3,414	4%	6,975	7,867	-11%
Domestic Market	2,994	3,280	-9%	3,008	0%	6,002	6,290	-5%
Exports	567	737	-23%	406	40%	974	1,576	-38%
Cost of Goods Sold	(3,148)	(3,426)	-8%	(3,009)	5%	(6,157)	(6,747)	-9%
Gross profit	413	592	-30%	406	2%	819	1,120	-27%
Gross margin (%)	11.6%	14.7%		11.9%		11.7%	14.2%
Adjusted EBITDA²	663	717	-8%	537	23%	1,200	1,398	-14%
Adjusted EBITDA Margin (%)	18.6%	17.8%		15.7%		17.2%	17.8%

1 – Includes iron ore sales.

2 – Adjusted EBITDA due to the elimination of non-recurring effects of fixed costs of mills stopped in the quarter.

Production and Shipments

In 2Q20 compared to both 1Q20 and 2Q19, crude steel production decreased due to the stoppages at the Company’s mills, as mentioned in the material fact notices disclosed to the market.

Total shipments increased in 2Q20 compared to 1Q20, driven by the opportunities for increasing exports and the favorable exchange variation in the period. The highlight was the 10% increase in long steel shipments, mainly due to the resilience of the construction industry.

In 2Q20, 387,000 tonnes of iron ore were sold to third parties and 942,000 tonnes were consumed internally. In 6Q20, 480,000 tonnes of iron ore were sold to third parties and 2,071,000 tonnes were consumed internally.

Operating Result

Net sales increased in 2Q20 compared to 1Q20, mainly due to the higher shipments.

Cost of goods sold increased in 2Q20 compared to 1Q20, due to the production stoppages at the Company’s mills.

Gross profit and gross margin remained stable in 2Q20 compared to 1Q20, despite the stoppages at mills, given the flexibility in raw material routes and the capture of business opportunities in the short term. Meanwhile, in relation to 2Q19, the reductions in gross profit and gross margin was due to the lower dilution of fixed costs explained by the decline in shipments.

Compared to 1Q20, adjusted EBITDA and adjusted EBITDA margin increased in 2Q20, mainly due to the higher shipments. In addition, adjusted EBITDA is reported without the non-recurring effects from the fixed costs of mills undergoing stoppages in the quarter. Meanwhile, in relation to 2Q19, EBITDA and EBITDA margin in 2Q20 declined, accompanying gross profit.

EBITDA (R$ million) and EBITDA Margin (%)

NORTH AMERICA BD

NORTH AMERICA BD	2Q20	2Q19	∆	1Q20	∆	6M20	6M19	∆
Volumes (1,000 tonnes)
Production of crude steel	1,031	1,195	-14%	1,345	-23%	2,376	2,462	-4%
Shipments of steel	960	1,066	-10%	1,122	-14%	2,081	2,142	-3%
Results (R$ million)
Net Sales	3,979	3,812	4%	3,966	0%	7,945	7,654	4%
Cost of Goods Sold	(3,730)	(3,441)	8%	(3,648)	2%	(7,378)	(6,841)	8%
Gross profit	249	371	-33%	318	-22%	567	813	-30%
Gross margin (%)	6.3%	9.7%		8.0%		7.1%	10.6%
EBITDA	418	426	-2%	425	-2%	842	930	-9%
EBITDA margin (%)	10.5%	11.2%		10.7%		10.6%	12.1%

Production and Shipments

Steel production and shipments declined in 2Q20 compared to both 1Q20 and 2Q19, due to the impacts caused by the Covid-19 pandemic, especially in April. Despite the decline, May and June registered a recovery, reflecting the resilience of construction activities in general.

Operating Result

Despite the lower shipments, the slight increase in the metals spread in 2Q20 (US$ 411/st in 1Q20 vs. US$ 415/st in 2Q20) and the effects from exchange variation in the comparison periods contributed to the stability in net sales in relation to 1Q20 and to the growth in net sales in relation to 2Q19.

Cost of goods sold increased in relation to both 1Q20 and 2Q19, due to the average Brazilian real depreciation of 21% and 37%, respectively. Excluding the effects from exchange variation, cost of goods sold decreased 14% and 20%. Note that the Company has been making efforts to reduce its fixed and variable costs, such as idling its mill in St. Paul, Minnesota.

Gross profit and gross margin in 2Q20 registered reductions compared to both 1Q20 and 2Q19, due to the lower shipments resulting from the impacts caused by the Covid-19 pandemic in April.

EBITDA in 2Q20 remained stable in relation to the other periods, due to the effects from exchange variation, as mentioned above. EBITDA margin presented relative stability, reflecting the efforts to reduce costs.

EBITDA (R$ million) and EBITDA Margin (%)

SOUTH AMERICA BD

SOUTH AMERICA BD	2Q20	2Q19	∆	1Q20	∆	6M20	6M19	∆
Volumes (1,000 tonnes)
Production of crude steel	79	156	-50%	142	-44%	220	295	-25%
Shipments of steel	128	262	-51%	202	-36%	330	506	-35%
Results (R$ million)
Net Sales	554	840	-34%	699	-21%	1,253	1,580	-21%
Cost of Goods Sold	(471)	(719)	-35%	(594)	-21%	(1,064)	(1,349)	-21%
Gross profit	83	121	-31%	105	-21%	189	231	-18%
Gross margin (%)	15.0%	14.4%		15.1%		15.1%	14.6%
EBITDA	145	169	-14%	164	-11%	309	326	-5%
EBITDA margin (%)	26.2%	20.1%		23.4%		24.7%	20.6%

1 – EBITDA adjusted for the elimination of non-recurring effects from the fixed costs of mills undergoing stoppages in the quarter.

Production and Shipments

Steel production and shipments decreased in 2Q20 compared to both 1Q20 and 2Q19, due to the impacts caused by the Covid-19 pandemic, especially the state of emergency declared in Peru, under which all activities were suspended.

Operating Result

Net sales and cost of goods sold declined in 2Q20, mainly due to the lower shipments compared to 1Q20 and 2Q19, which were offset by the effects from exchange variation in the periods.

Gross profit decreased in 2Q20 compared to both 1Q20 and 2Q19, due to lower shipments. Gross margin was in line in both comparison periods.

EBITDA declined in 2Q20 in relation to 1Q20 and 2Q19, accompanying gross profit, after the elimination of non-recurring effects from the fixed costs of the mill stoppages in the quarter. Meanwhile, EBITDA margin increased in 2Q20, also reflecting these eliminations, in comparison with both periods.

EBITDA (R$ million) and EBITDA Margin (%)

16

SPECIAL STEEL BD

SPECIAL STEEL BD	2Q20	2Q19	∆	1Q20	∆	6M20	6M19	∆
Volumes (1,000 tonnes)
Production of crude steel	188	448	-58%	462	-59%	651	967	-33%
Shipments of steel	176	426	-59%	329	-46%	506	857	-41%
Results (R$ million)
Net Sales	893	1,844	-52%	1,437	-38%	2,330	3,684	-37%
Cost of Goods Sold	(908)	(1,670)	-46%	(1,407)	-35%	(2,316)	(3,319)	-30%
Gross profit	-15	174		30		15	366	-96%
Gross margin (%)	-1.7%	9.5%		2.1%		0.6%	9.9%
EBITDA	106	242	-56%	119	-10%	225	481	-53%
EBITDA margin (%)	11.9%	13.1%		8.2%		9.7%	13.0%

1 – EBITDA adjusted for the elimination of non-recurring effects from the fixed costs of mills undergoing stoppages in the quarter.

Production and Shipments

Steel production and shipments declined in 2Q20 compared to both 1Q20 and 2Q19, given the effects of Covid-19, mainly in the automotive industry, and which were more intense in the United States than in Brazil.

Operating Result

The reduction in net sales and cost of goods sold in 2Q20 compared to both 1Q20 and 2Q19 is due to lower shipments.

Gross profit and gross margin were negative in the period, given that capacity utilization rate was below 30%, which resulted in the lower dilution of fixed costs, reflecting the mill stoppages in April and the weaker demand from the automotive industry.

EBITDA declined in 2Q20 in relation to 2Q20, accompanying gross profit in the period, after the elimination of non-recurring effects from the fixed costs of mill stoppages in the quarter. Despite the low capacity utilization rate, the efforts to reduce costs softened the contraction in EBITDA margin compared to 2Q19.

EBITDA (R$ million) and EBITDA Margin (%)

17

THE MANAGEMENT

This document contains forward-looking statements. These statements are based on estimates, information or methods that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risk, uncertainties and assumptions that include, among other factors: general economic, political and commercial conditions in Brazil and in the markets where we operate, as well as existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake and expressly waives any obligation to update any of these forward-looking statements, which are valid only on the date on which they were made.

GERDAU S.A.
CONSOLIDATED BALANCE SHEETS
In thousands of Brazilian reais (R$)

	June 30, 2020	December 31, 2019
CURRENT ASSETS
Cash and cash equivalents	4,063,661	2,641,652
Short-term investments	2,484,834	3,652,949
Trade accounts receivable - net	3,612,036	2,672,370
Inventories	9,515,481	7,659,737
Tax credits	521,055	504,302
Income and social contribution taxes recoverable	389,623	483,088
Fair value of derivatives	2,078	2,846
Other current assets	1,174,417	618,769
	21,763,185	18,235,713

NON-CURRENT ASSETS
Tax credits	612,518	465,549
Deferred income taxes	3,661,581	4,071,219
Unrealized gains on financial instruments		-
Related parties	127,996	95,445
Judicial deposits	1,806,140	1,991,715
Other non-current assets	524,939	464,169
Prepaid pension cost	37,862	45,381
Advance for future investment in joint venture	-	0
Investments in associates and joint ventures	2,156,718	1,812,399
Goodwill	12,723,896	9,469,311
Leasing	817,637	777,314
Other Intangibles	743,017	673,262
Property, plant and equipment, net	17,624,940	15,901,493
	40,837,244	35,767,257
TOTAL ASSETS	62,600,429	54,002,970

18

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

	June 30, 2020	December 31, 2019
CURRENT LIABILITIES
Trade accounts payable	3,908,476	3,762,768
Short-term debt	3,856,347	1,544,211
Debentures	10,666	18,015
Taxes payable	527,497	432,988
Income and social contribution taxes payable	118,308	205,092
Payroll and related liabilities	378,476	479,693
Dividends payable	-	50,968
Leasing payable	227,319	202,536
Employee benefits	233	495
Environmental liabilities	67,916	60,913
Fair value of derivatives	103	-
Other current liabilities	1,068,741	666,858
	10,164,082	7,424,537

NON-CURRENT LIABILITIES
Long-term debt	14,216,089	11,594,612
Debentures	2,893,992	2,893,029
Deferred income taxes	69,642	517,413
Provision for tax, civil and labor liabilities	769,348	809,299
Environmental liabilities	156,280	51,395
Employee benefits	1,927,665	1,469,949
Obligations with FIDC	1,050,526	1,018,501
Leasing payable	625,900	601,733
Other non-current liabilities	465,532	449,375
	22,174,974	19,405,306
EQUITY
Capital	19,249,181	19,249,181
Treasury stocks	(229,788)	(242,542)
Capital reserves	11,597	11,597
Retained earnings	6,173,084	5,644,706
Operations with non-controlling interests	(2,870,825)	(2,870,825)
Other reserves	7,718,373	5,163,584
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	30,051,622	26,955,701

NON-CONTROLLING INTERESTS	209,751	217,426

EQUITY	30,261,373	27,173,127

TOTAL LIABILITIES AND EQUITY	62,600,429	54,002,970

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

	For the three-month period ended		For the six-month period ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
NET SALES	8,744,833	10,154,053	17,972,374	20,179,714

Cost of sales	(8,026,768)	(8,881,496)	(16,398,848)	(17,638,146)

GROSS PROFIT	718,065	1,272,557	1,573,526	2,541,568

Selling expenses	(97,034)	(120,131)	(216,956)	(242,768)
General and administrative expenses	(209,415)	(231,833)	(459,870)	(470,501)
Other operating income	639,724	59,321	663,279	147,841
Other operating expenses	(245,997)	(14,219)	(248,425)	(28,663)
Impairment of financial assets	(25,467)	(1,971)	(68,759)	(7,978)
Equity in earnings of unconsolidated companies	(4,090)	(38,587)	6,400	(24,359)

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	775,786	925,137	1,249,195	1,915,140

Financial income	50,759	47,756	97,068	88,773
Financial expenses	(390,326)	(352,901)	(715,748)	(698,274)
Exchange variations, net	9,440	12,052	56,764	(58,404)
Gains (Losses) on financial instruments, net	197	(7,173)	720	(7,094)

INCOME BEFORE TAXES	445,856	624,871	687,999	1,240,141

Current	(74,154)	(105,467)	(159,075)	(231,073)
Deferred	(56,379)	(146,653)	7,749	(183,691)
Income and social contribution taxes	(130,533)	(252,120)	(151,326)	(414,764)

NET INCOME	315,323	372,751	536,673	825,377

(+) Fixed costs of plants without production	119,356	-	119,356	-
(-) Credit recovery / Provisions	(307,773)	-	(307,773)	-
(+) Income tax on extraordinary items	64,062	-	64,062	-
(=) Total of extraordinary items	(124,355)	-	(124,355)	-

ADJUSTED NET INCOME*	190,968	372,751	412,318	825,377

*Adjusted net income is a non-accounting indicator prepared by the Company, reconciled with the financial statements and consists of net income adjusted for extraordinary events that influenced the net income, without cash effect.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

	For the three-month period ended		For the six-month period ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Cash flows from operating activities
Net income for the period	315,323	372,751	536,673	825,377
Adjustments to reconcile net income for the period to net cash provided by operating activities:
Depreciation and amortization	611,529	526,838	1,168,158	1,032,637
Equity in earnings of unconsolidated companies	4,090	38,587	(6,400)	24,359
Exchange variation, net	(9,440)	(12,052)	(56,764)	58,404
(Gains) Losses on financial instruments, net	(197)	7,173	(720)	7,094
Post-employment benefits	41,685	35,216	99,304	81,636
Stock based compensation	10,713	9,330	19,656	19,714
Income tax	130,533	252,120	151,326	414,764
(Gains) Losses on disposal of property, plant and equipment, net	(13,503)	7,141	(12,677)	(836)
Impairment of financial assets	25,467	1,971	68,759	7,978
Provision (reversal) of tax, civil, labor and environmental liabilities, net	146,552	(3,418)	76,019	(74,805)
Credit recovery, net	(457,185)	-	(457,185)	-
Interest income on short-term investments	(21,376)	(11,979)	(53,004)	(28,721)
Interest expense on debt and debentures	282,494	256,599	510,349	506,559
Interest on loans with related parties	(2,030)	(1,276)	(3,634)	(1,841)
(Reversal) Provision for net realizable value adjustment in inventory, net	(6,046)	4,464	(36,296)	4,036
	1,058,609	1,483,465	2,003,564	2,876,355
Changes in assets and liabilities
(Increase) Decrease in trade accounts receivable	(126,038)	221,690	(309,921)	(521,804)
Decrease (Increase) in inventories	256,111	(214,590)	(548,940)	(416,761)
Decrease in trade accounts payable	(580,501)	(295,202)	(611,673)	(582,198)
Decrease (Increase) in other receivables	189,780	1,998	185,477	(39,418)
Increase (Decrease) in other payables	86,116	(339,693)	(39,031)	(465,863)
Dividends from associates and joint ventures	11,805	7,773	11,805	10,933
Purchases of trading securities	(587,279)	(131,625)	(1,742,835)	(424,016)
Proceeds from maturities and sales of trading securities	292,033	342,487	2,980,706	500,068
Cash provided by operating activities	600,636	1,076,303	1,929,152	937,296

Interest paid on loans and financing	(383,861)	(351,657)	(521,123)	(523,667)
Interest paid on lease liabilities	(21,398)	(21,074)	(31,227)	(42,316)
Income and social contribution taxes paid	(29,016)	(159,491)	(49,235)	(183,896)
Net cash provided operating activities	166,361	544,081	1,327,567	187,417

Cash flows from investing activities
Purchases of property, plant and equipment	(270,659)	(423,741)	(742,247)	(728,273)
Proceeds from sales of property, plant and equipment, investments and other intangibles	16,139	5,497	18,598	19,314
Purchases of other intangibles	(24,464)	(26,025)	(62,076)	(35,088)
Advance for future investment in joint venture	-	(94,687)	-	(94,687)
Capital increase in joint ventures	-	-	(42,782)	-
Net cash used in by investing activities	(278,984)	(538,956)	(828,507)	(838,734)

Cash flows from financing activities
Dividends and interest on capital paid	-	(131,204)	(70,483)	(297,624)
Proceeds from loans and financing	364,610	1,670,759	1,927,216	1,882,008
Repayment of loans and financing	(58,188)	(1,715,922)	(1,297,055)	(1,956,462)
Leasing payment	(57,999)	(34,648)	(120,917)	(66,431)
Intercompany loans, net	(33,735)	13,060	(28,917)	(29,498)
Net cash provided (used in) financing activities	214,688	(197,955)	409,844	(468,007)

Exchange variation on cash and cash equivalents	145,742	1,923	513,105	(19,963)

Increase (Decrease) in cash and cash equivalents	247,807	(190,907)	1,422,009	(1,139,287)
Cash and cash equivalents at beginning of period	3,815,854	1,941,764	2,641,652	2,890,144
Cash and cash equivalents at end of period	4,063,661	1,750,857	4,063,661	1,750,857